Exhibit 12.2

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations before minority interests from our consolidated statements of operations, as adjusted for fixed charges; and fixed charges represent interest expense and preferred share dividends from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the six-month period ended June 30, 2008 and for the five years ended December 31, 2007 (dollars in thousands):

	For the Six-Month Period Ended June 30, 2008		For the Years Ended December 31
			2007		2006		2005		2004		2003
Net income (loss) from continuing operations as adjusted for minority interest	$350,734		$(437,102)		$74,704		$75,074		$63,098		$45,379
Add back fixed charges:
Interest expense	254,231		700,953		63,410		13,011		5,435		4,642

Earnings before fixed charges and preferred share dividends	604,965		263,851		138,114		88,085		68,533		50,021

Fixed charges and preferred share dividends:
Interest expense	254,231		700,953		63,410		13,011		5,435		4,642
Preferred share dividends	6,821		11,817		10,079		10,076		5,279		—

Total fixed charges and preferred share dividends	$261,052		$712,770		$73,489		$23,087		$10,714		$4,642

Ratio of earnings to fixed charges and preferred share dividends	2.3	x	—	(1)	1.9	x	3.8	x	6.4	x	10.8	x

(1)	The dollar amount of the deficiency for the year ended December 31, 2007 is $448.9 million.